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                                 HOLOGIC, INC.
                      AMENDMENT NO. 1 TO RIGHTS AGREEMENT

     This Amendment No. 1 (this "Amendment No. 1"), dated as of December __, 1995, to the Rights Agreement (the "Rights Agreement"), dated as of December 22, 1992, between Hologic, Inc., a Delaware Corporation (the "Company"), and American Stock Transfer & Trust Company, a New York trust company.

                                    RECITALS

     1. The Board of Directors of the Company has authorized an underwritten public offering of the Company's Common Stock, $.01 par value;

     2. The Board of Directors has determined that it is in the best interest of the Company to amend the Rights Agreement so that such Agreement does not apply to the purchase by an underwriter of the Company's Common Stock in an underwritten public offering.

     3. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings given them in the Rights Agreement.

     NOW, THEREFORE, in consideration of the promises and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1.   AMENDMENT OF SUBPARAGRAPH (A) ARTICLE I, SECTION 1.1.  Subparagraph
(a) of ARTICLE I, Section 1.1 is hereby amended and restated so that such subparagraph reads in its entirety as follows:

     "(a) "Acquiring Person" means any Person who is a Beneficial Owner of 15% or more of the outstanding shares of Common Stock; provided, however, that the term "Acquiring Person" shall not include (i) any Person who shall become the Beneficial Owner of 15% or more of the outstanding shares of Common Stock solely as a result of an acquisition by the Company of shares of Common Stock, until such time hereafter or thereafter as such Person shall become the Beneficial Owner (other than by means of a stock dividend or stock split) of any additional shares of Common Stock, (ii) any Person who inadvertently acquired Beneficial Ownership of 15% or more of the outstanding shares of Common Stock or otherwise acquired Beneficial Ownership of shares of Common Stock without any plan or intention to seek control of the Company and without knowledge that such acquisition would make such Person an Acquiring Person, if, in either case, such Person promptly divests (without exercising or retaining any power, including voting, with respect to such shares) a sufficient number of shares of Common Stock (or securities convertible into Common Stock) so that such Person ceases to be the Beneficial Owner of 15% or more of the outstanding shares of Common Stock, after notice by the Company that such Person will be deemed by the Company to be an

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Acquiring Person unless such Person makes such divestitures, or (iii) an underwriter or underwriters which purchase shares of Common Stock in an underwritten public offering with a view to the public distribution of such shares of Common Stock."

     2. REAFFIRMATION OF RIGHTS AGREEMENT. Except as specifically amended by this Amendment No. 1, the Rights Agreement shall remain in full force and effect.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed as of the date first above written.

                                HOLOGIC, INC.


                                By:   /s/ S. David Ellenbogen
                                   --------------------------------------------
                                   S. David Ellenbogen, Chief Executive Officer

                                AMERICAN STOCK TRANSFER AND
                                 TRUST COMPANY

                                By:   /s/ Carolyn B. O'Neill
                                   --------------------------------------------
                                   Name:  Carolyn B. O'Neill
                                   Title: Vice President

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